UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of January 2005

                            DIALOG SEMICONDUCTOR PLC
                 (Translation of registrant's name into English)

             Neue Strasse 95, D-73230 Kirchheim/Teck-Nabern, Germany
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form-20-F or Form 40-F.)

                          Form 20-F__X__ Form 40-F_____


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes____ No__X__


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_________.)

Dialog Semiconductor Addresses Growth in Greater China with Opening of Taiwan Office

     TAIPEI, Taiwan--(BUSINESS WIRE)--Jan. 17, 2005--As a result of continued growth in the Greater China region, Dialog Semiconductor Plc (NASDAQ:DLGS)(FWB:DLG) announced today that the company has opened a new office based in Taipei, headed by a newly appointed regional manager, Mr. Ben Yin. The office will provide product sales, marketing and technical support to Dialog's growing customer base in Greater China.
     Roland Pudelko, CEO and president, commented, "A growing number of our mobile phone and consumer electronics manufacturer customers are carrying out design, product development as well as manufacturing in and around the China region. The impact of this trend together with the growth in the ODM (original design and manufacture) business model means our customer base in this region is growing and we are seeing increased interest in our product portfolio for new mobile phone designs. In order to meet this growth, a local presence with dedicated office and experienced regional manager is essential in providing our customers with access to rapid local sales, marketing and technical support."
     Dialog Semiconductor's new regional manager, Ben Yin, joins from one of the largest global consumer electronics companies, where he was regional marketing manager. His experience in sales and marketing of semiconductors - including display drivers - for mobile phones and consumer electronics applications is expected to result in increasing sales for Dialog from Greater China.
     In 2003, just under 30 percent of Dialog Semiconductor's revenue by product shipment came from Asia. This resulted from the company's wireless and consumer electronics customers carrying out their manufacturing in Asia, in many cases for products designed in other parts of the world. However, there is also now a growing trend for Asian manufacturers to design and manufacture new handsets and other products specifically for the local market. As a result, Dialog Semiconductor has already established a strong customer base having ongoing designs using Dialog's products from LCD (liquid crystal display) module makers such as Wintek, Powertip, EDT, Truly, Tianma and BYD. The new Greater China office based in Taiwan will therefore support the increased technical assistance required for local designers.
     Roland Pudelko added, "The main area of interest among South East Asian designers is in our power management and imaging products. In particular, LCD display drivers for advanced multimedia mobile phone handsets and portable products like MP3 players are attracting a lot of attention."

     About Dialog Semiconductor

     Dialog Semiconductor develops and supplies power management, audio and imaging technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, consumer, automotive and industrial applications. The company's expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Dialog Semiconductor Plc is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Austria and Japan. The company is listed on the Frankfurt (FWB: DLG), and on the NASDAQ (DLGS) exchanges.

     Forward Looking Statement

     This press release contains "forward-looking statements" that reflect management's current views with respect to future events. The words "anticipate," "believe," "estimate, "expect," "intend," "may," "plan," "project" and "should" and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in the semiconductor and telecommunications markets; changes in currency exchange rates and interest rates, the timing of customer orders and manufacturing lead times, insufficient, excess or obsolete inventory, the impact of competing products and their pricing, political risks in the countries in which we operate or sale and supply constraints. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Factors" in Dialog Semiconductor's most recent Annual Report and under the heading "Risk Factors" in Dialog Semiconductor's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.


     CONTACT: Dialog Semiconductor Plc
              Birgit Hummel, +49-7021-805-412
              enquiry@diasemi.com
              Fax: +49-7021-805-200
              http://www.Dialog-Semiconductor.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


--------------------------------------------------------------------------------
                                           DIALOG SEMICONDUCTOR PLC
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Date  January 17, 2004                     By /s/ ROLAND PUDELKO
      ----------------                        ------------------
--------------------------------------------------------------------------------
                                           Roland Pudelko
--------------------------------------------------------------------------------
                                           Executive Director, CEO and President
--------------------------------------------------------------------------------